December 6, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

ATTN:	John L. Krug, Special Counsel
Jeffrey Riedler, Assistant Director

Re:	Precision Therapeutics, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-145666)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Precision Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No.

333-145666), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 24, 2007.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering. As disclosed in the Form 8-K filed by Oracle Healthcare Acquisition Corp. (“Oracle”) on December 5, 2007, the Registrant has entered into an Agreement and Plan of Merger, dated December 3, 2007, with Oracle and PTI Acquisition Sub, Inc., a wholly-owned subsidiary of Oracle (“Merger Sub”), pursuant to which the Registrant will merge with and into Merger Sub, with the Registrant surviving such merger as a wholly-owned subsidiary of Oracle.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Precision Therapeutics, Inc., 2516 Jane Street, Pittsburgh, Pennsylvania 15203, facsimile number (412) 481-1597, with a copy to the Company’s counsel, Cooley Godward Kronish LLP, Attn: Darren K. DeStefano, One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, Virginia 20190-5656, facsimile number (703) 456-8100.

If you have any questions with respect to this matter, please contact Darren K. DeStefano or Brian F. Leaf of Cooley Godward Kronish LLP at (703) 456-8034 or (703) 456-8053, respectively.

Sincerely,

PRECISION THERAPEUTICS, INC.

/s/ David R. Heilman
David R. Heilman Chief Financial Officer

2516 Jane Street • Pittsburgh, PA 15203 USA • (412)-432-1500 Toll Free: 1-866-CHEMOFX • Toll Free Fax: 1-866-243-2424